Angela Collette PSC

Attorney and Counselor at Law

Licensed in New York, Michigan and Kentucky

May 22, 2012

Mrs. Angie Kim

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: Kopjaggers Inc.

Registration Statement on Form 10-12G

Filed March 22, 2011

File No. 000-54307

Dear Mrs. Kim,

Please see the answers to your comments (which I have in some places condensed) below.

General

1.

Please be advised that your registration statement will automatically become effective sixty days after filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments.

We acknowledge that the Form 10 became effective after 60 days.

2.

Please provide page numbers in future amendments.

We will provide page numbers in future filings.

3.

We note your disclosure in the first paragraph of Note 1 to your financial statements that you were incorporated “for the purpose of raising capital that is intended to be used in connection with [your] business plan which is to buy artwork from throughout the world and sell these artworks through the Company’s website which is presently under construction [and] may include a possible merger, acquisition or other business combination with an operating business”.  To the extent you are a shell company as defined under Rule 12b-2 of the Exchange Act, please:

•

Clearly and concisely disclose your status as such

•

Disclose the meaning of the designation; and

•

Substantially revise your filing, including your Business Risk Factors and Plan of Operations sections to disclose your status as a shell company.

We have revised our disclosure. There is no plan to merge with a business or acquisition or other business combination.

4.

 We note your disclosure in your Business subsection that you “recently launched [y]our preliminary website which provides some basic corporate information”.  We further note the following statements on your website:

•

You acquire “original works of art from European, South American and Middle Eastern artists”

•

Mr. Eggermont “heads the South American acquisitions”

•

Mr. Collette “and his mentor Count Frederic Von Aarburg, head the Western European, Middle Eastern and African acquisitions” and

•

Mr. Foster heads  “the Eastern European acquisitions”

Please reconcile these statements with the disclosure in your filing.

We have revised our website to be consistent with the filing. We have also added the language, “The contents of the website are not intended to be part of this filing.”

Item 1. Business

Business Development

5.

  We note your disclosure that you “began operations on July 2, 2010.” We further note your disclosure in the last paragraph of the Business subsection that “[yo]ur business activities have consisted of forming your corporation, opening a bank account, developing a preliminary website, researching your intended areas of art by our management, preparing financial statements, securing and [sic] auditor and having those financing [sic] statements audited, and preparing and submitting your registration statement.” Please clarify in this section that you have only commenced limited operations.  Please review and revise your entire filing for compliance with this comment.

We have added a clarification in this section and have reviewed and revised where necessary the entire filing to reflect these efforts and activities.  We have added the statement, “We have only commenced limited operations” to Item 1.

6.

We note your statement in the first paragraph that your plan of operation is to “engage in the business of the buying and then the auctioning of artwork from around the world through your website…” We further note references to “publishing.”

We do not intend to engage in any publishing and have revised our document to reflect a focus solely on art transactions.

The Auction Business

7.

We note your statement in the second paragraph that you intend to “appraise works of art through your international staff of specialists” and a similar statement on your website that you have “collected a knowledgeable staff of experts..” We further note your disclosure in your Employees section that you have “one part time employee.”  Please clarify or revise.

We have deleted any references on both the website and in the registration statement to any “international staff of specialists”

8.

We note your disclosure in the second paragraph discussing anticipated payments you intend to receive from both the buyer and the seller.  We further note your disclosure in the Our Website section discussing your plan to generate revenues from advertising fees from companies seeking to reach your expected audience.  In either your Business or Plan of Operations section, please enhance your disclosures.

We have revised our disclosure to reflect our sources of revenue to include transaction fees and advertising on our website.

Our Website

9.

We note your statement in the second sentence that you “plan to generate revenues from advertising fees from companies seeking to reach your expected audience.” Please elaborate on the types of companies you anticipate will seek to reach your audience.

We have revised our disclosure to include a discussion of our expected audience. The audience is expected to include educated and high net worth individuals.

Growth

10.

We note your disclosure in the penultimate paragraph of this section that you “intend to utilize…offline advertising campaigns to grow your business…” Please enhance your disclosure to specify the types of offline advertising.

We intend to market our company at various art events, at art shows and exhibitions, and through various off line channels such as magazines and radio subject to available financing.

Employees

11.

We note your disclosure in this section stating that you “currently have one part time employee, John Castillo Eggermont.” We further note your disclosure under Item 5 where you identify Mssrs. Eggermont, Collette and Foster as your “executive officers, employees and directors.”  Please clarify or revise.

We have revised our disclosure to reflect that Mr. Eggermont is the president, Mr.  Collette is the vice president but does not have any day-to-day role in the company.  Mr. Foster is no longer an officer or director.

Item 1A. Risk Factors

12.

Please delete the reference to the trading price of your common stock in the last sentence of the first paragraph of this section.

We have deleted the reference to the trading price of our stock.

13.

Mitigating language is generally not appropriate for risk factor discussion.  Please delete mitigating statements.

We have deleted the mitigating language from the risk factors as requested.

There is substantial uncertainty about…

14.

Please provide the date of your auditor’s report.

Our auditor’s report is dated November 30, 2010 and has been updated in our disclosure.

15.

We note your disclosure that if you “do not raise additional capital within 18 months if the registration statement you may be required to suspend …the business plan.” We further note your statement in the second paragraph of your Plan of Operations discussion that you “estimate your expenses over the next 12 months…” Please clarify or revise.

We have revised our disclosure to reflect 18 months which is the correct number.

16.

We note your sentence that “due to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a company… you could lose your entire investment.” Please delete as this does not appear to be applicable to your filing.

We have deleted the reference to minimum investment.

We are a relatively young company...

17.

We note your statement that “while management believes their estimates of projected occurrences and events are within the timetable of their business plan there can be no guarantees…” In your Plan of Operations section, please discuss these projected occurrences, events and results.  In your revised discussion, please include the corresponding timetable for these projected occurrences, events and results.

We have added the timetable and the discussion to our Plan of Operations.

Our business may never operate at a profit…

18.

Please delete this risk factor as it appears to be substantially the same as your risk factor “We expect to incur net losses in future quarters.”

We have deleted this reference.

If we do not raise additional funds…

19.

To the extent you have not fully developed your business plan, please thoroughly review and revise your filing to clarify that you are still developing your business plan.

We believe that we have fully developed our business plan.  We have updated our disclosure to reflect this plan.

20.

Please revise the risk factor to clarify that you currently do not have any cash from operations.

We have revised our disclosure to reflect that the company has no cash.

21.

In this revised disclosure please discuss how the estimated expenses set forth in your Plan of Operations section factor into these projections.

We have deleted the references to internal projections.

If Kopjaggers Consulting, LLC does not provide us....

22.

Please revise the last sentence to remove reference to “this offering.”

We have deleted all reference to “this offering.”

We are highly dependent on John Castillo Eggermont...

23.

In an appropriate place in your filing, please describe the specific proprietary technical knowledge Mr. Eggermont possesses.

We have revised our disclosure to reflect that Mr. Eggermont has no specific knowledge in art.

If Capital is not available to us…

24.

In either your Plan of Operations or Business sections, please enhance your disclosure to specify each milestone, steps to reach each milestone and associated expenses.

We have revised our disclosure and included our table of milestones.

Since our director and officer has no previous experience…

25.

In either your Business or Plan of Operations sections, please elaborate in the area of art that is your business focus.

We have revised our disclosure to focus on paintings and sculptures which will be the area of our initial activities.

Risks Relating to Our Common Stock

There is currently no market for our common stock…

26.

Each risk factor should discuss a separate, material risk.  Please either delete this risk factor or revise.

We have deleted the risk factor related to our common stock.

We are controlled by a principal stockholder.

27.

Please revise the first sentence to provide Kopjaggers Consulting’s shareholdings as of the most recent practicable date.

We have provided a date of May 1, 2012.

28. We note your statement that Mr. Eggermont is the managing partner of Kopjaggers

      Consulting, LLC.  We further note your statement that Mr. Eggermont is the managing member of Kopjaggers Consulting, LLC.  Please clarify or revise.

      We have revised our disclosure to reflect that Mr. Eggermont is the managing member of Kopjaggers Consulting, LLC.

Item 2. Financial Information

Liquidity and Capital Resources

29.

Please revise your disclosure in the first and second paragraphs under this heading to clarify that while you are relying on your sole shareholder to pay your expenses you do not have a written or verbal commitment for your sole shareholder to provide you with additional funding.  Please also discuss how you intend to proceed if Kopjaggers Consulting does not provide requisite funding.

We have revised our risk factor to reflect the fact that we will cease operations if we are unable to secure capital from Kopjaggers Consulting, LLC or any other entity.

Plan of Operations

30.

Please clarify whether you anticipate spending $196,000 or $200,000 over the next 12 months.  Please also clarify when this 12 month timeframe commences.

We have revised our disclosure to reflect the need for $200,000 over the 18 month period of time and that the period of time commenced on May 1, 2012.

31. Please elaborate upon the target dates set forth in your estimated expense table.  To the extent  the target date is ongoing, please specify when you anticipate initiating and completing these line items.

We anticipate initiating and completing subject to receipt of sufficient funding.

32. Please enhance your discussion of your current plans of operations to detail the requisite steps you have taken and intend to take in developing your website, developing marketing materials and initiating art acquisitions.

We no longer intend to acquire art and have revised our disclosure.  We have secured the domain name, researched the art market, put together a basic website as a starting point for operations, and continue to do surveys of publicly available information in which our potential readers might have an interest.

Item 4. Security Ownership of Certain Beneficial Owners and Management

33. Please provide this information as of the most recent practicable date.  Please see Item 403(a)  of Regulation S-K.

We have provided a date of May 1, 2012.

Item 5. Directors and Executive Officers

34. We note your statement that "[t]he officers serve at the pleasure of the Board of Directors."Please reconcile this statement with the Article IV of your bylaws filed as Exhibit 3.

We have deleted the statement “The officers serve at the pleasure of the Board of Directors.”

A. Identification of Directors and Executive Officers

35. In this section please specify whether Messrs. Collette and Foster serve as directors.  We note they are listed as directors in your Director Compensation table.  To the extent any of them serve as directors, please also provide their term of office as director. Please see item 401 (a) of Regulation S-K.

We have revised our disclosure to provide the terms of office for each director.

36. We note Messrs. Collette and Foster' s biographies state that they have each been an " officer since inception." Please specify which officer position they have held since inception.  Please see Item 401(b) of regulation S-K.

We have revised our disclosure to specify the position of each officer since inception.

37. For each of your officers, please expand your description of their business experience during the past five years to include their principal occupation and employment during such time period. Please see Item 401 (e)(1) of regulation S-K.

We have revised our disclosure to describe the business experience of our officers during the past five years.

38. For each of your directors, please revise to provide information regarding their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as director.  Please see Item 401 (e)(1) of Regulation S-K.

We have revised our disclosure to provide the specific experience, qualifications, attributes or skills that led to the conclusion they should serve as directors.

Item 6. Executive Compensation

Summary Compensation Table

39. Please revise your summary compensation table to comply with Item 402(n) of Regulation S-K.

We have revised our summary compensation table to comply with Item 402(n) of Regulation S-K.

Director Compensation Table

40. Please revise your director compensation table to comply with item 402(r) of Regulation S-K.

We have revised our disclosure to reflect the directors do not receive compensation.

41. We note your disclosure in the last paragraph of this section.  Please clarify the identity of Mr. Klamka and his role, if any, in your company.

Any reference to Mr. Klamka has been deleted.

Item 7. Certain Relationships and Related Transactions

42. Please reconcile your disclosure under this heading regarding the consideration paid by your sole stockholder for the 500,000 shares issued July 4, 2010 with your disclosure in your financial statements, including Note 2.

We have revised our disclosure to reflect $60 which is the correct amount.

43. We note your disclosure in Note 4-Notes Payable-Related Party in the notes to your financial statements that funds were advanced to the company by a director.  We further note your disclosure in the Liquidity and Capital Resources discussion that "you currently owe approximately $1,500 to [y]our sole shareholder for funds expended on [y]our behalf." To the extent these statements are true, please disclose this in Item 7 and provide the information required by items 404(a) and 404(d) of Regulation S-K. If these statements refer to the same transaction, please clearly and consistently present the terms of this transaction.

We have revised our disclosure so the disclosure is consistent with the financial statements.

Item 11. Descriptions of Securities to be Registered

44. We note your disclosure in the last paragraph that "[a]s of July 4, 2010, there were 500,000 (five hundred thousand) shares of common stock outstanding and 10,000,000 (ten million) common shares authorized. As of this date, there was one shareholder of record." Please provide this information as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

We have provided a date of May 1, 2012.

Item 12. Identification of Directors and Officers

45. Please reconcile your disclosure in this section with your Articles of Incorporation and Bylaws filed as 3.1 and 3.2, respectively.

We have revised our disclosure to reconcile with the company’s bylaws.

Item 15. Financial Statements and Exhibits

46. We note your disclosure in the Liquidity and Capital Resources discussion that "you currently owe approximately $ 1,500 to [y]our sole share holder for funds expended on [y]our behalf." We also note your disclosure in Item 10 that on July 4, 2010,you issued 500,000 shares of common stock to Kopjaggers Consulting. To the extent either of these transactions is in writing, please file it as an exhibit. Please see item 601(b)(10) of Regulation S-K.

There is no note and there are no fixed repayment terms. We have revised our disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all the facts relating to a company' s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We, Kopjaggers Inc. acknowledge:

*

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/s

Angela Collette